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                                                               Exhibit (a)(1)(I)


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
                                                                   July 25, 2000

                KNIGHTRIDDER.COM AND TRIBUNE COMPANY COMMENCE
                     TENDER OFFER FOR CAREERBUILDER, INC.

CHICAGO, Tues., July 25, 2000 -- Career Holdings, Inc., a newly-formed company jointly owned by Tribune Company and KnightRidder.com, Inc., today said that it has commenced its previously announced tender offer for all of the shares of common stock, of CareerBuilder, Inc. (NASDAQ: CBDR), at $8.00 per share, net to the seller, in cash.

On July 17, KnightRidder.com and Tribune announced plans to acquire CareerBuilder and CareerPath.com, to create one of the most powerful local and national online recruitment networks.

The CareerBuilder tender offer is being made pursuant to an agreement and plan of merger dated July 16. The tender offer will expire at 12:00 midnight, Eastern time, on Aug. 21, unless extended.

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares that would constitute at least a majority of the outstanding shares on a fully diluted basis.

American Stock Transfer & Trust Company is the depositary for the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal, which are included in a Tender Offer Statement being filed today with the Securities and Exchange Commission. The offer to purchase and letter of transmittal will be mailed to CareerBuilder shareholders. The Tender Offer Statement (including the offer to purchase, letter of transmittal and related documents) will also be available for free on the Commission's Web site at http://www.sec.gov.

CareerBuilder Inc. (Nasdaq: CBDR) is the leading provider of targeted online recruiting, attracting 3 million unique visitors to the CareerBuilder Network. CareerBuilder's trademark technology, including its Mega Job Search/SM/, provides one-stop shopping for all candidates' career needs. Only through the CareerBuilder Network can employers target both active and passive job seekers through 30 of the Web's most popular brands including MSN, Bloomberg, USA TODAY, NBC, Ticketmaster Online-CitySearch and its flagship career center, careerbuilder.com. Employer customers include AT&T, AOL, Merrill Lynch, Ernst & Young and EDS. CareerBuilder is located in Reston, Virginia, with offices nationwide. Visit us today at http://www.careerbuilder.com.

CareerBuilder is a registered trademark of Careerbuilder Inc. Mega Job Search, and "my careerbuilder" are service marks of Careerbuilder, Inc. All other trademarks mentioned in this document are the property of their respective owners.

Knight Ridder (NYSE: KRI) is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.7 million daily and 12.9 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. KnightRidder.com, its Internet subsidiary, manages the company's Internet operations. These include a variety of online services, among them Real Cities, a national network of local and regional Web sites. Real Cities services include news, classified ads, entertainment, shopping, search, community publishing, Internet access and archives. The network comprises 28 KnightRidder.com regional Web sites including content from 31 Knight Ridder owned newspapers. In addition the network includes 8 non-Knight Ridder partners enabling it to cover 36 U.S. markets. Both Knight Ridder and KnightRidder.com are headquartered in San Jose, Calif.

Tribune (NYSE: TRB) is a leading media company with businesses in 23 major U.S. markets, including 18 of the top 30. Through its television and radio broadcasting, publishing and interactive operations, Tribune reaches nearly 80 percent of U.S. households daily. Tribune Interactive operates leading interactive news and information sites in major markets across the United States and ranks among the top 25 news/information/entertainment networks in the United States. Tribune Ventures is an industry leader in venture partnerships with new-media and technology companies. Tribune has $6 billion in revenues and more than 30,000 employees. A Fortune 500 company in 2000, Tribune, for the third straight year, ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America.

CareerPath.com was founded in 1995, and is owned by Knight Ridder, New York Times Company, Tribune Company, The Washington Post Company, Cox Interactive Media, Gannett Company, and The Hearst Corporation.

MEDIA CONTACTS:
Rashmi Turner
Tribune Interactive
(312) 527-8787 (office)
(312) 222-5761 (fax)
rsturner@tribune.com
--------------------


Cynthia Funnell
KnightRidder.com
(408) 938-6076 (office)
(408) 938-6098 (fax)
cfunnell@realcities.com
-----------------------


Diane Strahan or Barry Lawrence,
CareerBuilder
(703) 259-5750/5793
diane.strahan@careerbuilder.com
barry.lawrence@careerbuilder.com
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